Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看 準 科 技 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

CHANGE OF DIRECTORS’ EXECUTIVE POSITIONS

The Board hereby announces that, with effect from September 1, 2026:

1.	Mr. Xu Chen has ceased to act as President by rotation.
2.	Mr. Tao Zhang has been appointed as Rotating President.

The board (the “Board”) of directors (the “Directors”) of KANZHUN LIMITED (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that Mr. Xu Chen (“Mr. Chen”) has ceased to act as the president of the Company (the “President”) by rotation with effect from September 1, 2026. Mr. Chen will remain as an executive Director and has resumed the role of Chief Marketing Officer of the Company.

The Board hereby announces that with effect from September 1, 2026, Mr. Tao Zhang (“Mr. Zhang”) has been appointed as the rotating president of the Company (the “Rotating President”) as part of the Company’s ongoing commitment to optimizing governance structure and improving organizational efficiency. Mr. Zhang’s term of office commenced on September 1, 2026 and shall end on August 31, 2027. Mr. Zhang will continue to serve in his capacity as an executive Director and Chief Technology Officer of the Company and will report to Mr. Peng Zhao, the founder, Chairman and Chief Executive Officer of the Company.

The biographical details of Mr. Zhang are as follows:

Mr. Tao Zhang (張 濤), aged 44, has served as our Chief Technology Officer since our inception. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. He is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang has over 19 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang served in various companies, including group companies of IBM, Renren Inc., a China-based social media platform, and Baidu Inc., one of the leading Chinese language Internet search service providers. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.

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The Board would like to take this opportunity to express its gratitude to Mr. Chen for his invaluable contribution to the Company during his tenure of office as President and express its warmest welcome to Mr. Zhang on his new appointment.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, September 1, 2026

As of the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Tao Zhang, Mr. Xu Chen, Ms. Yang Mu and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive Directors.

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